As filed with the Securities and Exchange Commission on January 27, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       Torrey U.S. Strategy Partners, LLC
                       (Name of Subject Company (Issuer))

                       Torrey U.S. Strategy Partners, LLC
                  (Name of Filing Persons (Offeror and Issuer))

                                    Interests
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 James A. Torrey
                                 505 Park Avenue
                                   Fifth Floor
                            New York, New York 10022
                                 (212) 644-7800

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004

                            Calculation of Filing Fee

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   Transaction Valuation                                    Amount of Filing Fee
--------------------------------------------------------------------------------
      $8,795,686.60 (a)..................................        $1,114.41(b)
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     (a) Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 20% of the net asset value of the Issuer as of September 30, 2004.

     (b) Calculated as the Transaction Valuation multiplied by 0.00012670

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,114.41
     Form or Registration No.: Schedule TO
     Filing Party: Torrey U.S. Strategy Partners, LLC
     Date Filed: November 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

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

                             Introductory Statement
                             ----------------------

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 10, 2004 by Torrey U.S. Strategy Partners, LLC (the "Fund"), relating to an offer to purchase for cash (the "Offer") an amount of limited liability company interests in the Fund ("Interests") or portions thereof up to 20% of the net asset value of the Fund calculated on December 31, 2004, amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

               The Offer expired at 12:00 Midnight, Eastern Time on December 7, 2004. Members of the Fund properly tendered Interests in the amount of $3,818,860, and did not withdraw such tenders, prior to December 7, 2004 and pursuant to the terms of the Offer, the Fund accepted for purchase all such tendered Interests. On January 7, 2005, the Fund paid 90% of the purchase price of the Interests accepted in cash and the balance, if any, in the form of a promissory note payable no later than immediately after the audit of the financial statements of the Fund for the fiscal year ending March 31, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TORREY U.S. STRATEGY PARTNERS, LLC


                                       /s/ James A. Torrey
                                       -------------------
                                       Name:  James A. Torrey
                                       Title: Chief Executive Officer

Dated: January 27, 2005

80350.0166 #539618v2